Exhibit 99.2

Publication relating to transparency notification

January 12, 2026

REGULATED INFORMATION

Publication relating to transparency notification

Mont-Saint-Guibert (Belgium), January 12, 2026, 7:00 am CET / 1:00 am ET – In accordance with article 14 of the Law of May 2, 2007 on the disclosure of large shareholdings, Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) announces that it received a transparency notification as detailed below.

BNP Paribas Asset Management

On January 8, 2026, Nyxoah received a transparency notification from BNP Paribas Asset Management SA. Based on the notification, BNP Paribas Asset Management Europe SAS holds 1,409,791 voting rights, representing 3.28% of the total number of voting rights on December 31, 2025 (43,026,460).

The notification dated January 7, 2026 contains the following information:

•	Reason for the notification: acquisition or disposal of voting securities or voting rights

•	Notification by: a parent undertaking or a controlling person

•	Person subject to the notification requirement: BNP Paribas Asset Management SA (with address at SA 47000-75318 Paris cedex 09-France)

•	Date on which the threshold was crossed: December 31, 2025

•	Threshold that is crossed: 3%

•	Denominator: 43,026,460

•	Notified details:

A) Voting rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to the securities	Linked to securities	Not linked to the securities
BNP Paribas Asset Management Holding	0	0		0.00%
BNP Paribas Asset Management Europe SAS	696,562	1,409,791		3.28%
Subtotal	696,562	1,409,791		3.28%
TOTAL		1,409,791	0	3.28%	0.00%

•	Full chain of controlled undertakings through which the holding is effectively held: The subsidiary BNP Paribas Asset Management Europe SAS is controlled by the parent company BNP Paribas Asset Management Holding. This parent company is itself controlled by the parent company BNP Paribas SA, which benefits from an exemption from aggregating its shareholdings with those of its subsidiaries investment companies, in accordance with article 21, paragraph 2 of the Royal Decree of February 14, 2008 on the disclosure of major shareholdings.

•	Additional information: The subsidiary BNP Paribas Asset Management Europe SAS is an investment company that exercises voting rights on a discretionary basis in the absence of specific instructions. Following the merger between BNP Paribas Asset Management Europe SAS and AXA Investment Managers SA on December 31, 2025, the combined positions of the two entities resulted in the crossing of the 3% threshold.

*

* *

Contact:

Nyxoah

John Landry, CFO

IR@nyxoah.com

Attachment

•	2026 01 12 PR Transparency notification (BNP Paribas) (ENG)